Mail Stop 3010

November 16, 2009

Via U.S. Mail and Facsimile 604.689.5667

Mr. Graham Alexander
Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer
Rancho Santa Monica Developments, Inc.
802-610 Granville Street
Vancouver, BC, Canada V6C 3T3

> **Re: Rancho Santa Monica Developments, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed September 2, 2009**
> **File No. 0-51376**

Dear Mr. Alexander:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant